STATEMENT OF FINANCIAL CONDITION

Colliers Securities LLC
December 31, 2023
With Report of Independent Registered Public
Accounting Firm

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SEC FILE NUMBER
8-21937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Colliers Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

90 South Seventh Street, Suite 4300
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Steichen	(612) 376-4060	Tom.Steichen@colliers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

801 Nicollet Mall, Suite 1100	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

9/4/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Steichen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Colliers Securities LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHERYL JOY BYER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/26

Signature: _____

Title: _____
General Counsel

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Colliers Securities LLC

Statement of Financial Condition

December 31, 2023

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

Managers of Colliers Mortgage Holdings LLC
Member of Colliers Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Colliers Securities LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

Minneapolis, Minnesota
February 5, 2024

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Colliers Securities LLC

Statement of Financial Condition

December 31, 2023

<u>Assets</u>

Cash and cash equivalents	$	5,243,763
Receivable from clearing firm (note 2)		11,332,185
Receivables from related parties, net of allowance for credit losses		
of $23,506 (notes 2 & 5)		1,547,563
Other receivables (note 2)		291,421
Securities owned, pledged to creditors (notes 3 & 10)		19,176,158
Furniture and equipment, net of $263,469 in accumulated		
depreciation (note 11)		112,841
Operating lease - right-of-use assets (note 6)		357,102
Prepaid expenses and other assets		836,224
Goodwill (note 4)		940,000
Intangible assets, net of $130,184 in accumulated amortization (note 4)		79,816
Total assets		39,917,073

<u>Liabilities and Member's Equity</u>

Liabilities:		
Securities sold, not yet purchased (notes 3 & 10)	$	14,728,108
Payables to related parties (note 5)		389,893
Lease liabilities (note 6)		347,803
Accrued compensation and benefits		3,889,785
Accounts payable and other liabilities		497,802
Total liabilities		19,853,391
Member's equity		20,063,682
Total liabilities and member's equity	$	39,917,073

See accompanying notes to statement of financial condition.

Colliers Securities LLC

Notes to Statement of Financial Condition

December 31, 2023

1. **Organization**

Colliers Securities LLC ("the Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB").

The Company provides underwriting, financial advisory, and securities brokerage services to individual, institutional, corporate, and governmental clients, predominantly in the Midwest region of the United States.

The Company is owned 100% by Colliers Mortgage Holdings LLC ("Member" or "CMH").

The Company clears all customer and proprietary trades through another broker-dealer, National Financial Services LLC ("the Clearing Firm"), on a fully disclosed basis. The Company operates under the provisions of SEC Rule 15c3-3(k)(2)(ii) and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. Additionally, the Company also engages in other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 including: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company:

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments in money market mutual funds. Actively traded money market mutual funds are measured at their net asset value, which approximates fair value.

Securities Transactions

Securities owned and securities sold, not yet purchased, are recorded on a trade-date basis and valued at fair value. Fair value is based on quoted market prices, dealer prices, or amounts that approximate quoted prices for securities of comparable quality, maturity, and interest rate.

The Company accounts for commissions and clearing costs related to customer transactions on a trade-date basis.

Revenue Recognition

Principal Transactions – Revenues from principal transactions, which include trading gains and losses and changes in the fair value of long and short security positions held, are recorded on a trade-date basis.

Investment Banking and Underwriting – Investment banking and underwriting revenues, which include gains, losses, underwriting fees, private placements, management fees, remarketing fees, and advisory fees, are recorded when the performance obligation for the transaction is satisfied under the terms of each engagement. The Company's performance obligation is generally satisfied at a point in time upon the completion of a financing or underwriting arrangement, closing of a strategic transaction, or some other defined outcome. At this time, the Company has transferred control of the promised service and the customer obtains control.

2. **Summary of Significant Accounting Policies (continued)**

Commissions – Commission revenues, which include commissions received from customers for the execution of brokerage transactions in fixed income and equity securities, are recognized at a point in time on the trade date because the customer has obtained the rights to the underlying security provided by the trade execution service. Commission revenues also include commissions received from an affiliate from the sale of loan participations in loans originated by the affiliate, which are recognized at a point in time once the affiliate accepts the sale order and closes the loan.

Other Income –Adviser management fees are generally earned based on a percentage of customer assets under management and are recognized over time as the services are provided. Fees from affiliates for providing loan origination and mortgage banking services are recognized at a point in time when the transaction closes.

Practical Expedients - The Company has applied the practical expedient under Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers,* ("ASC 606"), that permits for the non-disclosure of the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice for services performed.

Contract Balances – Receivables from contracts with customers were approximately $994,000 at January 1, 2023 and $876,000 at December 31, 2023, and were reported on the statement of financial condition as follows: $249,000 at January 1, 2023 and $153,000 at December 31, 2023 included in receivable from clearing firm; $479,000 at January 1, 2023 and $443,000 at December 31, 2023 included in receivables from related parties; and $266,000 at January 1, 2023 and $280,000 at December 31, 2023 included in other receivables.

The Company evaluates expected credit losses in its receivables throughout the year. The Company utilizes the loss-rate method for measuring future credit losses. As a result, the company has recorded expected credit losses of $23,506 included in receivables from related parties on the statement of financial condition as of December 31, 2023. The Company determined no allowance for credit losses is necessary related to the receivable from clearing firm or other receivables.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation and are depreciated using straight-line or accelerated methods over the estimated useful lives of three to seven years.

Notes to Statement of Financial Condition (continued)

2. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature and based on market interest rates available to the Company at December 31, 2023, approximate current fair value.

Goodwill and Intangible Assets

In accordance with ASC Topic 805, *Business Combinations* ("ASC 805"), the Company records all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value. Determining the fair value of assets and liabilities requires certain estimates.

Indefinite-life intangible assets and goodwill are not amortized but are subject to impairment testing on an annual basis or more often if events or circumstances indicate there may be impairment. An impairment loss is recognized if the carrying value exceeds its fair value.

Identifiable intangible assets are amortized over their estimated useful lives on a straight-line basis and are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Income Taxes

The Company is treated as a disregarded entity for tax purposes and is not subject to income taxes as a separate entity. The taxable income or loss of the Company is reportable for tax purposes by CMH. Accordingly, no tax provision is reflected in the Company's statement of financial condition.

The Company applies accounting guidance as codified in Financial Accounting Standards Board ("FASB") ASC Topic 740, *Income Taxes*, regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the statement of financial condition. Tax positions that are not more likely than not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit, as appropriate for the tax position.

The Company has determined there are no material uncertain tax positions. Generally, the tax authorities can examine any tax returns filed for the last three years.

Colliers Securities LLC

Notes to Statement of Financial Condition (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Fair Value Measurements

The Company applies fair value measurements in accordance with ASC 820, *Fair Value Measurement* ("ASC 820"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Basis of Fair Value Measurements
Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2 - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 - Prices or valuations that require inputs, including the Company's own assumptions, that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Notes to Statement of Financial Condition (continued)

3. Fair Value Measurements (continued)

Level 2 financial instruments typically include municipal bonds, corporate bonds, U.S. government agency bonds, or floaters.

Valuation of Level 2 instruments uses observable inputs in pricing the assets. Inputs and methods that are used in determining the fair value of the Company's Level 2 instruments may include the original transaction price, yield analyses, and/or benchmarking to similar instruments.

Level 3 financial instruments typically include certain municipal bonds, warrants, collateralized debt, or other instruments for which there is little, if any, market activity for the asset at the measurement date. Valuation of Level 3 instruments requires significant judgment and reflects management's own assumptions about the assumptions that market participants would use in pricing the asset.

Inputs and methods that are used in determining the fair value of the Company's Level 3 instruments may include the original transaction price, yield analyses, Black-Scholes-Merton model, benchmarking to similar instruments, discounts due to market illiquidity, and/or the present value of expected future cash flows.

Colliers Securities LLC

Notes to Statement of Financial Condition (continued)

3. Fair Value Measurements (continued)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Cash equivalents:				
Money market funds	$ 3,486,247	$ -	$ -	$ 3,486,247
Total	$ 3,486,247	$ -	$ -	$ 3,486,247
Securities owned:				
Municipal securities	$ -	$ 6,871,220	$ -	$ 6,871,220
Equity securities	8,254	-	-	8,254
Corporate debt securities	-	11,033,560	-	11,033,560
U.S. government and government agency securities	-	1,263,124	-	1,263,124
Total	$ 8,254	$ 19,167,904	$ -	$ 19,176,158
Other investments:				
Warrants	$ -	$ -	$ 1,500	$ 1,500
Total	$ -	$ -	$ 1,500	$ 1,500
Securities sold, not yet purchased:				
Corporate debt securities	$ -	$ (7,429,909)	$ -	$ (7,429,909)
U.S. government and government agency securities	-	(7,298,199)	-	(7,298,199)
Total	$ -	$ (14,728,108)	$ -	$ (14,728,108)

As of December 31, 2023, Level 3 securities comprise warrant investments valued using the Black-Scholes-Merton model. The warrants are reflected in prepaid expenses and other assets on the statement of financial condition.

There were no purchases of Level 3 investments during the year ended December 31, 2023. Also, there were no transfers between Levels during the year ended December 31, 2023.

4. Goodwill and Identifiable Intangible Assets

On March 7, 2017, the Company completed the acquisition of Cronin & Co., Inc. ("Cronin"), a privately held broker-dealer focused on municipal bonds and other fixed income securities. The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805.

In conjunction with the acquisition of Cronin, the Company recorded $210,000 in net identifiable intangible assets, consisting solely of customer relationships, and $940,000 of goodwill arising from operational synergies and the reputation and expertise of Cronin in the high-grade municipal bond market. In accordance with ASC 805, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. The Company completed its annual goodwill impairment testing as of September 30, 2023, with no impairment identified.

5. Related Parties

Included in receivables from related parties at December 31, 2023, was $905,212 in interest-bearing and non-interest-bearing receivables from officers and employees of the Company, the majority of which are notes made to senior investment executives. Such advances are generally amortized into employee compensation over the life of the note, which is typically one to eight years, using the straight-line method. As mentioned in Note 2, the company has recorded expected credit losses of $23,506 against these receivables. These notes typically become due and payable in the event that the investment executives' employment terminates.

The Company has contracted with entities affiliated through common ownership to receive and provide certain administrative and professional services. At December 31, 2023, the Company had non-interest-bearing receivables from other affiliates of $665,857 that is included in receivables from related parties and non-interest-bearing payables to related parties totaling $389,893.

The Company has contracted with an affiliate to sell participations in loans originated by the affiliate. For the year ended December 31, 2023, the Company was party to an expense-sharing agreement with CMH and affiliates that describes the allocation methodology for vendor services and certain back-office services that are shared among such affiliates.

Colliers Securities LLC

Notes to Statement of Financial Condition (continued)

6. Leases

The Company's lease agreements primarily cover office facilities and equipment and expire at various dates. The Company's leases are predominantly operating leases, which are included in right-of-use assets and lease liabilities on the Company's statement of financial condition. The Company's current lease arrangements expire in 2024, 2025 and 2026 and may include options to extend or terminate the lease. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

For leases with terms greater than twelve months, right-of-use assets and lease liabilities are recognized at the lease commitment date based on the present value of the future lease payments over the lease term. Such leases do not have readily determinable interest rates implicit in the lease, so the discount rate used to determine the present value of lease payments is the Company's incremental borrowing rate available to the Company.

Leases with an initial term of twelve months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statement of financial condition.

As of December 31, 2023, the Company has recognized a right of use asset of 357,102 and a lease liability of $347,803. The weighted average remaining lease term was 1.93 years, and the weighted average discount rate was 3.58% for operating leases.

Future minimum lease commitments on an undiscounted basis for the Company's operating leases (including short-term leases) are as follows:

Years	Operating Leases
2024	$ 220,647
2025	144,386
2026	28,890
Total undiscounted lease payments	393,923
Less: imputed interest	46,120
Net Lease liabilities	$ 347,803

In addition, CMH leases office space under a long-term lease agreement, a portion of which is made available to the Company through an expense sharing agreement.

Colliers Securities LLC

Notes to Statement of Financial Condition (continued)

7. Commitments and Contingencies

The Company promptly transmits all customer funds and securities to the Clearing Firm, is contingently liable for its customers' transactions, and has agreed in certain circumstances to indemnify the Clearing Firm for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2023, there were no customer balances maintained by the Clearing Firm subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

In the ordinary course of business, the Company enters into underwriting commitments. Transactions relating to any such underwriting commitments that were open at December 31, 2023, and have subsequently settled, had no material effect on the statement of financial condition.

The Company may be a defendant in various actions, suits, or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. The Company establishes accruals for potential losses to the extent that claims are probable of loss and the amount of the loss, or range of loss, can be reasonably estimated. Such accruals, if any, would be included in accounts payable and other liabilities on the statement of financial condition. In many cases, however, it is inherently difficult to determine whether any loss is probable or to estimate the amount or range of any potential loss, and therefore the determination of the likely outcome and accrued amounts requires significant judgement on the part of management. The Company's management believes, based upon the facts that have developed to date that the outcome of such matters, although uncertain, will not have a material adverse effect on the financial condition of the Company.

Colliers Securities LLC

Notes to Statement of Financial Condition (continued)

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1. At December 31, 2023, the Company had net capital of $12,438,562, which was $12,188,562 in excess of its minimum net capital required.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1.

9. Retirement Plan

CMH has a 401(k) and profit-sharing plan in which all eligible employees of the Company may participate. The Company's retirement plan payable at December 31, 2023 was $389,003, which is included in accrued compensation and benefits on the statement of financial condition.

10. Financial Instruments with Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or Clearing Firm is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

All securities owned are pledged to the Clearing Firm on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities owned held at the Clearing Firm collateralize securities sold, not yet purchased and amounts payable to the Clearing Firm and may serve to satisfy margin requirements. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

Notes to Statement of Financial Condition (continued)

11. Furniture and Equipment

The following is a schedule of furniture and equipment as of December 31, 2023:

	Cost		Accumulated Depreciation		Net Fixed Assets
Furniture	$	242,749	$	181,899	$	60,850
Equipment		115,320		67,921		47,399
Other		18,241		13,649		4,592
	$	376,310	$	263,469	$	112,841

12. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the Company's statement of financial condition was issued.